P.E.
02/04/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 03 2014

Washington, DC 20549

14005315

March 3, 2014

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Act: _____ 1934 _____
Section: _____
Rule: _____ 14a-8 (OVS) _____
Public
Availability: _____ 3-3-14 _____

Re: Target Corporation
        Incoming letter dated February 4, 2014

Dear Ms. Seidel:

        This is in response to your letter dated February 4, 2014 concerning the
shareholder proposal submitted to Target by Qube Investment Management Inc. Copies
of all of the correspondence on which this response is based will be made available on
our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your
reference, a brief discussion of the Division's informal procedures regarding shareholder
proposals is also available at the same website address.

                                        Sincerely,

                                        Matt S. McNair
                                        Special Counsel

Enclosure

cc: Ian Quigley
        Qube Investment Management Inc.
        ian@qubeconsulting.ca

March 3, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
           Incoming letter dated February 4, 2014

           The proposal relates to compensation.

           There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Target's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

                               Sincerely,

                               Erin E. Martin
                               Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FAEGRE BAKER DANIELS

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

February 4, 2014

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of
Qube Investment Management Inc. Regarding Pay Ratio Cap

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders scheduled for June 11, 2014 (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") from Qube Investment Management Inc. (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2014 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2014 Proxy Materials on or about April 28, 2014.

The Proposal

The Company received the Proposal on December 2, 2013. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> **RESOLVED:** That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] proposed by the SEC for reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

Basis for Exclusion

We hereby respectfully request the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

Background

The Proponent provided the Proposal to the Company in a letter dated November 5, 2013, which was effectively postmarked on November 29, 2013 and received by the Company on December 2, 2013. *See* Exhibit A. The Proposal included a letter from TD Waterhouse Canada Inc. dated November 5, 2013 (the "First TD Letter"), which stated, in pertinent part:

> This is to verify that As of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 8,507 shares of TARGET CORP.

See Exhibit B. The First TD Letter was accompanied by a "Security Record and Positions Report" dated as of November 26, 2013. The Proponent's submission failed to provide verification of its ownership of the requisite number of shares as of the date it submitted the proposal (November 29, 2013) (the "Submission Date") and failed to verify continuous ownership of the Company shares for the full one-year period preceding and including such date. The SEC has made clear that it views the date of submission of a proposal as the date that the proposal was postmarked or transmitted electronically. It appears that the proposal was "postmarked" on November 29, 2013, which is why we have identified that date as the Submission Date above.

Upon receiving the Proposal, the Company reviewed the records of its stock transfer agent, and determined that the name of the Proponent did not appear in those records as a registered shareholder. The Company thereafter sought verification from the Proponent of its eligibility with regards to the Proposal. On December 13, 2013, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via electronic mail and UPS notifying the Proponent of the requirements of Rule 14a-8, and explaining how the Proponent could remedy the Proposal as

required under Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit C, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- that the Proponent's submission was not sufficient because it failed to establish ownership as of the Submission Date and verify the Proponent's ownership for the full one-year period preceding and including such date; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F").

The Company received the Proponent's response to the Deficiency Notice via electronic mail on December 13, 2013, attached hereto as Exhibit D. However, this response did not contain sufficient proof of the Proponent's ownership of the requisite number of Company shares for at least one year as of the Submission Date. The response included a new letter from TD Waterhouse Canada Inc. dated December 11, 2013 (the "Second TD Letter," and together with the First TD Letter, the "TD Letters"), which stated, in pertinent part:

> Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid. The Security Record and Positions Report provide [sic] a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

See Exhibit D. The Second TD Letter was accompanied by the same "Security Record and Positions Report" dated as of November 26, 2013 that was included with the First TD Letter.

The Company has received no further correspondence from the Proponent regarding proof of its ownership of Company shares.

Analysis

The Proposal May Be Excluded Pursuant To Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal Under Rule 14a-8(b).

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time period. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C.

Additionally, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It further notes that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff has consistently granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. Notably, the SEC has recently granted no-action relief to several companies that received substantially the same proposal as the Proposal, all of which were submitted by the Proponent. In each case, the company received letters from TD Waterhouse Canada Inc. substantially similar to the TD

Letters, along with one or more Security Record and Positions Reports dated as of a particular date. In these cases, the companies have often sent a proper and timely deficiency notice to the Proponent identifying the date as to which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership. The proponent responded to the deficiency notice within the requisite time but still failed to provide sufficient continuous ownership information. In each case, the Staff concurred in the exclusion of the proposal because the proponent "failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)." *See Norfolk Southern Corporation* (Dec. 23, 2013); *PepsiCo, Inc.* (Dec. 30, 2013); *Mattel, Inc.* (Jan. 7, 2014); *Baxter International Inc.* (Jan. 8, 2014); *T. Rowe Price Group, Inc.* (Jan. 8, 2014); *E. I. du Pont de Nemours and Company* (Jan. 13, 2014); and *NextEra Energy, Inc.* (Jan. 22, 2014).

The TD Letters failed to satisfy the requirements of Rule 14a-8(b)(1) because they did not establish one-year continuous ownership of the Company's securities. In Section C.1.c(2) and (3) of SLB 14, the Staff addressed whether periodic investment statements, like the "Security Record and Positions Report," could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.
>
> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that he shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In this case, the Proponent submitted the Proposal on November 29, 2013. Therefore, the Proponent was required to verify continuous ownership for the one-year preceding and including this date, *i.e.*, November 29, 2012 through November 29, 2013. However, "Security Record and Positions Report" submitted with the TD Letters was dated November 26, 2013, and thus it does not cover the period through the Submission Date. *See* Exhibit D. The Deficiency Notice clearly stated the need to prove continuous ownership for one year as of November 29, 2013, explaining that the First TD Letter was insufficient because it "does not verify that Qube owns or has owned any Target shares and, in particular, does not verify that Qube has continuously held the requisite number of Target shares for at least the one-year period preceding and including the Submission Date."

In addition, the Deficiency Notice stated that sufficient proof would require "a written statement from the 'record' holder of Qube's voting shares ... verifying that, as of the date Qube submitted its

proposal, Qube continuously held the required amount of Target voting shares for at least the one-year period preceding and including the Submission Date." The Deficiency Notice also reiterated the sample language that the Staff provided in SLB 14F of an acceptable format for a letter provided by Qube's broker or bank to provide the requisite proof of ownership. In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponent with adequate instruction as to Rule 14a-8's proof of ownership requirements.

Despite the Deficiency Notice's instructions to show proof of continuous ownership for the one-year period preceding and including the Submission Date, the Proponent has failed to do so. The Second TD Letter sent by the Proponent in response to the Deficiency Notice did not provide any indication of the number of shares held by the Proponent and failed to even mention Company shares, instead referencing the "funds" held by the Proponent on behalf of its client. Specifically, the Second TD Letter merely referred the Company to the November 26, 2013 "Security Record and Positions Report" and stated that "this report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients." As with the materials provided by the proponent in the no-action letters cited above, the TD Letters did not contain an affirmative statement that the Proponent owned at least $2,000 of Company shares for the requisite one-year period as of the Submission Date. Moreover, the "Security Record and Positions Reports" accompanying both of the TD Letters are insufficient to establish the Proponent's continuous ownership of Company securities for at least one year as of the Submission Date and merely demonstrate the shares held by the Proponent's "clients" as of a specific date.

Additionally, if the Proponent is purporting to file the Proposal on behalf of the shareholders for whom it holds shares as an investment manager, the TD Letters do not establish that the proponent had the requisite authority to submit the Proposal on behalf of such shareholders, or that the shareholders themselves satisfied the share ownership requirements. The Proponent therefore appears to be acting as an investment advisor in a custodial role for its clients.

Accordingly, consistent with the precedent cited above, the Proposal is excludable under Rules 14a-8(f)(1) and 14a-8(b). The Proponent failed to sufficiently demonstrate that it continuously owned the requisite number of Company shares for the one-year period prior to and including the Submission Date.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter.

Please feel free to call me at 612-766-7769, or Andrew J. Neuharth, Senior Corporate Counsel of Target Corporation, at 612-696-2843, if we can be of any further assistance in this matter.

dms.us.53478296.03

Thank you for your consideration.

Regards,

FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Andrew J. Neuharth
       Senior Corporate Counsel
       Target Corporation

       Qube Investment Management Inc.
       Attn: Ian Quigley, MBA
       200 Kendall Building
       9414 91 Street NW
       Edmonton, AB T6C 3P4
       Email: ian@qubeconsulting.ca



QUBE

November 5, 2013

Attention: Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis, Minnesota 55403

RE: Independent Shareholder Proposal

To Whom It May Concern:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since May 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as proposed by the SEC for reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As an upscale discount retailer Target Corp. should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at Target (according to the 2013 proxy filing material) over 664 times the average American worker in at least one case.

Kendall Building   Street NW   Edmonton, AB T6C 3P3
Tel 780 . . .   Fax 780 . . .   Toll Free 1 800 . . .

It is reasonable to expect a rational link between the compensation programs of all employees at Target worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than three hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

▪▪▪

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

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TD Waterhouse
TD Waterhouse Canada Inc
Institutional Services
77 Bloor Street West, 7th Floor
Toronto, Ontario M5S 1M2

Nov 5th 2013

To Whom It May Concern:

This is to verify that As of Nov. 5th, 2013, Qube Investment
Management Inc. holds, and has been set up to receive and exercise
proxies on behalf of their clients, for 8,507 shares of TARGET CORP.

Please advise if you require more information.

Regards,

Hediyeh Sarayani   Melina Jesuvant

Account Manager   Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund
/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank
or a wholly-owned subsidiary, in Canada and/or other countries

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Exhibit C
Deficiency Notice



TARGET

Direct: (612) 696-2843
Fax: (612) 696-2018
Email: andrew.neuharth@target.com

December 13, 2013

<u>Sent Via Email/Fax/FedEx</u>

Qube Investment Management Inc.
Attn: Ian Quigley, MBA
200 Kendall Building
9414 91 Street NW
Edmonton, AB T6C 3P4
Email: ian@qubeconsulting.ca

Re: **Procedural Defects in Rule 14a-8 Proposal**

Dear Mr. Quigley:

On December 2, 2013, we received the proposal you submitted on behalf of Qube Investment Management Inc. ("Qube") on November 29, 2013 (the "Submission Date") for inclusion in Target's proxy statement for the 2014 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We are writing to notify you of procedural defects in Qube's proposal and to provide you with an opportunity to remedy those defects by (1) resubmitting Qube's proof of ownership so that it (a) identifies Qube as the owner of the securities, (b) covers the one-year period preceding and including the Submission Date and (c) includes the amount of securities Qube held during that period.

Proof of Ownership

The Securities and Exchange Commission (the "SEC") has long held that only a company's shareholders may utilize Rule 14a-8 to submit proposals for inclusion in a company's proxy materials. In order to qualify as a shareholder and to be eligible to submit a shareholder proposal, Qube must have continuously held at least $2,000 in market value, or 1%, of Target's shares entitled to vote on the proposal at the 2014 Annual Meeting for at least the one-year period preceding and including the Submission Date, and continue to hold the required amount of shares through the date of the 2014 Annual Meeting. Upon examination of Target's records, we are unable to verify that Qube is a record owner of sufficient Target voting shares to be eligible to submit a proposal for the 2014 Annual Meeting.

Since Qube is not a record owner, and pursuant to Rule 14a-8(b), Qube must provide Target with documentation as to its ownership of the required amount of Target voting shares. Sufficient proof must be in the form of either:

- a written statement from the "record" holder of Qube's voting shares of Target (usually a broker or bank) verifying that, as of the date Qube submitted its proposal, Qube continuously held the required amount of Target voting shares for at least the one-year period preceding and including the Submission Date; or
- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed with the SEC, or amendments to those documents or updated forms, reflecting Qube's ownership of the required amount of Target voting shares as of the date on which the

one-year eligibility period begins, and a written statement that Qube continuously held the required amount of Target voting shares for the one-year period.

SEC Staff Legal Bulletin No. 14F ("SLB 14F") describes the alternatives for proving stock ownership and provides that the following is an acceptable format for Qube's broker or bank to provide the required proof of ownership as of the date Qube submitted the proposal for purposes of Rule 14a-8(b):

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

As outlined in SLB 14F, any written statement from a broker or bank must be provided from the DTC participant through which the shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check DTC's participant listing, which is currently available on the Internet at:

http://dtcc.com/client-center/dtc-directories.aspx

The SEC has made clear that it views the date of submission of a proposal as the date that the proposal is postmarked or transmitted electronically. It appears, based on UPS Tracking information, that the proposal was "postmarked" on November 29, 2013, which is why we have identified that date as the Submission Date above.

Qube's proposal includes a letter from TD Waterhouse, dated as of November 5, 2013, verifying that Qube's clients, as of November 5, 2013, hold 8,507 shares of Target. Also included is a TD Waterhouse Security Record and Positions Report, dated as of November 26, 2013. These materials are insufficient to prove Qube's ownership pursuant to Rule 14a-8(b) because they:

- do not verify that Qube owns or has owned any Target shares and, in particular, does not verify that Qube has continuously held the requisite number of Target shares for at least the one-year period preceding and including the Submission Date; and
- do not include the amount of Target voting shares held by Qube in the TD Waterhouse account during the required period.

We note that Qube's letter indicated that "Our intention is to continue holding these securities through to the Annual Meeting of Shareholders and likely well beyond that." However, it is not clear to us which securities are being referenced as the documentation does not suggest that Qube owns any Target shares at all.

Please resubmit Qube's proof of ownership so that it provides evidence of Qube's ownership of Target shares, covers the one-year period preceding and including the Submission Date and includes the amount of securities Qube held during that period. For your reference, we have included a copy of SEC Rule 14a-8 and SLB 14F.

Alternatively, if Qube does not own sufficient Target shares to submit the proposal itself, but rather is relying on the ownership of Target shares by the investors it represents, we note that the recent litigation in the U.S. District Court for the Southern District of Texas, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young* (Civil Action 4:13-CV-00176-KPE), suggests that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of purported client proxies such as those referenced in the letter from TD Waterhouse. In this regard, please note that:

- TD Waterhouse's Security Record and Positions Report identifies Qube's clients that hold shares in Target and the quantity of shares each of those clients hold, but does not indicate how long those shares have been held;
- No documentation has been provided supporting that those clients' intention to continue to hold their Target shares through the date of Target's 2014 annual meeting; and
- TD Waterhouse's letter, dated November 5, 2013 (the "Broker Letter"), states that Qube "holds, and has been set up to receive and exercise proxies on behalf of their clients," without explaining the scope of any such proxies.

Even if Rule 14a-8 permitted shareholder proposals to be submitted by proxy, nothing in the materials provided by Qube, or any entity on behalf of Qube, evidence an actual grant of proxy from one or more of Qube's clients to Qube to submit a shareholder proposal on his, her or its behalf or even suggests that Qube actually has such proxy authority, other than a statement in the Broker Letter that Qube "holds, and has been set up to receive and exercise proxies on behalf of their clients," as noted above. Based on the foregoing, we do not consider Qube to be eligible to submit a shareholder proposal for inclusion in Target's 2014 proxy statement.

Response Required Within 14 Days

You may direct your response to my attention using the contact information in the letterhead. Please ensure your response is postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to remedy the procedural defects discussed in this letter within that time period may entitle Target to exclude Qube's proposal from its 2014 proxy statement. Please note that, even if you remedy the procedural defects, Qube's proposal might raise other issues that form a basis for exclusion from Target's 2014 proxy statement.

We appreciate your cooperation.

Best Regards,

Andrew J. Neuharth
Senior Corporate Counsel

cc: Dave Donlin

Enclosures

240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your

representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

3

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.
>
> *How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*
>
> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

----

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden,* Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit D
Response to Deficiency Notice and Second TD Letter

From: Ian Quigley <ian@qubeconsulting.ca>
Date: December 13, 2013 at 11:20:56 PM CST
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Cc: Dave.Donlin <Dave.Donlin@target.com>
Subject: Re: Limiting Total Executive Compensation - 2014 Shareholder Proposal

Hello Andrew:

Thank-you for your email and I am sorry for any miscommunication about our eligibility in making this proposal.

I attach a confirmation report from our custodian (Security Position Report), and letter of affirmation that the report is a valid written statement showing continuous ownership of stock of no less than $2000 for at least one year (satisfaction of SEC rule 14a-8). The time period of the report provided runs from about 2 years ago to the present. It also confirms other procedural items. Our research of appropriate methods to prove eligibility indicate that room has to be offered to allow for various custodial providers and arrangements.

Should you wish to discuss our proposal, we are always open for that dialogue and look forward to a continuing and positive relationship as proxyholders of Target.

Ian Quigley, MBA
Qube Investment Management Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

On Dec 13, 2013, at 3:49 PM, Andrew.Neuharth <<u>Andrew.Neuharth@target.com</u>> wrote:

Mr. Quigley,

Attached please find a PDF of a letter regarding the shareholder proposal you sent on behalf of Qube Investment Management. I also sent this to you by fax and FedEx.

Could you please confirm receipt of this email? Thanks!

Regards,

Andrew

<Letter to Qube.pdf>



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2ⁿᵈ Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts.
This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Melina Jesuvant

Account Manager

Manager, Service Delivery

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